

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 15, 2017

<u>Via E-mail</u>
Mr. Jeffrey Glajch
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

      Re: **Graham Corporation**
              Form 10-K for the Fiscal Year Ended March 31, 2016
              Filed June 1, 2016
              File No. 001-08462

Dear Mr. Glajch:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Brian Cascio

                     Brian Cascio
                     Accounting Branch Chief
                     Office of Electronics and Machinery